PIPELINE DATA INC.

1515 Hancock Street, Suite 301, Hancock Plaza

Quincy, Massachusetts 02169

September 11, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

ATTN:	Ms. Kristi Marone

Re:	Pipeline Data Inc.

Item 4.01 Form 8-K/A

Filed 8/15/2007

File No. 0-50611

Dear Ms. Marone:

Pursuant to your comment letter of August 17, 2007, I acknowledge on behalf of Pipeline Data Inc. (the “Company”) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ MacAllister Smith

MacAllister Smith

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